Exhibit 99.1

Sales for Heavy Duty LNG Trucks Increase with El Toro Export Order
~Export Business Orders 15 LNG Trucks with Westport ISX G Engine~

VANCOUVER, BC – October 6, 2008. Westport Innovations Inc. (TSX:WPT/ Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, announced today that El Toro Export, LLC of El Centro, California, a processor, marketer, and exporter of various agricultural commodities, has ordered 15 heavy-duty liquefied natural gas (LNG) trucks, featuring Westport’s ISX G engine with High Pressure Direct Injection (HPDI) technology.  The trucks will be deployed in the Imperial Valley area of Southern California. The seed, grain, and hay processing company will use the trucks as part of their 30-truck fleet, hauling the commodities for distribution in the U.S. and for export to Asia and elsewhere.

“Our export business can benefit from cost saving opportunities by running LNG trucks,” said Bill Plourd, President of El Toro Export. ”Combining solid product performance in the Kenworth T800 trucks with a lower fuel cost in comparison to diesel provides a unique advantage to El Toro. In addition to fuel savings, we are able to access the San Pedro Ports without added drayage fees,”

“El Toro represents the third export business in Southern California to see the value proposition Westport’s LNG system provides customers,” said Michael Gallagher, President & Chief Operating Officer of Westport Innovations. “The environmental and economic benefits of clean, low-carbon, and domestic LNG are proving attractive to an increasing number of truck fleets. The Westport ISX G and LNG fuel system provides operators with a robust, high performance package and a comprehensive support program.”

About Westport’s ISX G and LNG System for Heavy Duty Trucks

Westport's ISX G engine and liquefied natural gas (LNG) fuel system for heavy-duty class 8 trucks offers industry-leading emissions, including lower greenhouse gas emissions, than comparable diesel engines, and allows trucking fleets to move to lower-cost, domestically available natural gas and/or biogas. Based on the industry-leading Cummins ISX diesel engine with cooled EGR, the LNG version of the engine offers the same horsepower, torque, and efficiency as the base diesel engine it is replacing. The Westport LNG fuel system comprises LNG fuel tanks, proprietary Westport fuel injectors, cryogenic fuel pumps and associated electronic components to facilitate robust performance and reliable operation. The Westport LNG system is 2007 EPA and CARB certified to 0.8g/bhp-hr NOx and 0.01g/bhp-hr PM.

The Westport ISX G engine is fuelled with LNG – a safe, cost effective, low carbon, and low emissions fuel – and is available with 400 and 450 horsepower ratings and up to 1,750 lb-ft torque for heavy-duty port, freight and vocational applications. LNG fuel tanks can be configured to suit customer range requirements. LNG heavy-duty trucks are eligible for federal tax credits in the United States and may be eligible for other state-specific emissions credits.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604.718.2046
Email: invest@westport.com